PROTEONOMIX, INC.

187 Mill Lane

Mountainside, New Jersey 07092

Phone: (973)544-6116

Fax: (973)833-0277

Email: mcohen@proteonomix.com

March 30, 2010

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Laura Crotty, Division of Corporation Finance

Re:

Proteonomix, Inc.

Registration Statement on Form 10

Filed August 4, 2009

File No. 000-53750

This letter is written in response to your comment letter dated March 4, 2010 and contains the comments and responses to each comment. We understand that you may have additional comments after reviewing our amendment and responses to your comments. The submission of the amendment on EDGAR contains a correspondence file containing this letter.

Form 10-12G/A filed March 1. 2010

General

1. Please include audited financial statements for the most recently completed fiscal year with your next amendment. Refer to Rule 8-08(b) of Regulation S-X.

Audited financial statements for the years ended December 31, 2008 and 2009 are included in the present filing

2. We note your response to our prior comment 3 with respect to Exhibit A of Exhibit 10.46. Please revise Exhibit A so that the exhibit reads "None" in order to reflect the lack of patents and avoid any confusion.

Exhibit A to Exhibit 10.46 contained the word “None.”

3. We note the following statement on page 3 of the filing: "However, it is our intention to activate each company upon receipt of sufficient funding and assignment of technology." Please explain what is meant by the statement that you will "activate" each company and what funding or technology would be sufficient for this to occur.

Disclosure has been modified to state that there is no assurance that StromaCel, Inc. and Proteonomix Regenerative  Medicine Institute, Inc. will become active.

4. We note your response to our prior comment 5 and advise you that typographical error has not been corrected as stated in your March 1, 2010 response letter. Please revise.

The typographical error relating to Dr. McNiece and his position on the Scientific Advisory Board has been corrected.

5. We note your description of Dr. Ashoke Agarwal's business experience on page 26. Please revise this disclosure to state the date on which Dr. Agarwal became Chief Scientific Officer of the company's subsidiaries National Stem Cell and StromaCel, Inc. and to describe Dr. Agarwal's principal occupations and employment from 2005 through the date of employment by the company. See Item 401(e)(1) of Regulation S-K.

The dates on which Dr. Ashoke, Chief Scientific Officer of National Stem Cell, Inc. and StromaCel, Inc., are now provided.

We are sending by Express Mail three copies of a marked up version of the filing. We have not provided a marked up version of the financial statements or footnotes thereto. The filing contains audited financial statements for the years ended December 31, 2008 and 2009 rather than audited financial statements for the year ended December 31, 2007 and 2008 and nine month unaudited financial statements for the periods ended September 30, 2008 and 2009. The tables have new disclosure and the sections relating to accounting principles remain unchanged. Thus, redlining would serve no purpose but to obscure financial disclosure.

In addition, no marks are provided when the order of paragraphs is changed but there are no changes in disclosure

We appreciated the expedition with which you responded to our last amendment. We would appreciate a rapid turn-around for this amendment also.

Very truly yours,

Proteonomix, Inc.

By:   /s/Michael Cohen

        Michael Cohen

        President